

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 2, 2017

Via E-mail
Mark Pomeranz
Chief Executive Officer
Motus GI Holdings, Inc.
150 Union Square Drive
New Hope, PA 18938

**Re: Motus GI Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted October 6, 2017
CIK No. 0001686850**

Dear Mr. Pomeranz:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Implications of Being an Emerging Growth Company, page 3

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Dilution, page 33

2. Please revise to disclose how the numbers and percentages in the table on page 35 would change assuming the exercise of all outstanding warrants and options and conversion of all shares of preferred stock.

Out-patient Opportunity…, page 42

3. Please revise to clarify what you mean by "willing to consider." For example, if true, include disclosure that the 29% believe the amount you disclose is expensive. Also, disclose the percentage of patients who believe the amount you disclose is an "appropriate price."

Certain Relationships and Related Party Transactions, page 74

4. Please tell us why your disclosure here does not include the voting agreement and board of director composition, given the dates applicable to those agreements and the nature of those transactions.

5. Refer to the last paragraph on page 81. If related parties will receive the payments you mention, please revise this section accordingly. Please also discuss your obligation to make these payments in your disclosure beginning on page 39.

Interim Condensed Consolidated Statements of Comprehensive Loss, page F-3

6. Please present your loss per share to the nearest cent in order not to imply a greater degree of precision than exists.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Steven M. Skolnick, Esq.
        Lowenstein Sandler LLP